GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 2), LLC

Terms and Conditions of Dividend Reinvestment Plan

Holders of shares of beneficial interest (the “Shares”) of Grosvenor Registered Multi-Strategy Fund (TI 2), LLC (the “Fund”) who participate (the “Participants”) in the Fund’s Dividend Reinvestment Plan (the “Plan”) are advised as follows:

1.

Enrollment of Participants. Each holder of Shares (a “Shareholder”) will automatically be a Participant. A Shareholder whose Shares are registered in the name of a nominee (such as an intermediary firm through which the Shareholder acquired Shares (an “Intermediary”)) must contact the nominee regarding the Shareholder’s status under the Plan.

2.

The Plan Administrator. The Bank of New York Mellon, through its wholly owned subsidiary, BNY Mellon Investment Servicing (U.S.) Inc. (the “Administrator”) will act as Administrator for each Participant. The Administrator or its delegee administrator will open an account for each Participant under the Plan in the same name as the one in which his, her or its outstanding Shares are registered.

3.

Cash Option. Upon declaration by the Fund of all income dividends and/or capital gains distributions (collectively, “Distributions”), the Fund will reinvest such Distributions in Shares (or, as discussed below, at the option of Shareholders solely upon an affirmative election, make payment of such Distributions to such Shareholders in cash). To the extent such Distributions are reinvested in additional Shares, the Participant will receive an amount of Shares of the Fund equal to the amount of the Distribution on that Participant’s Shares divided by the immediate post-Distribution net asset value per Share (“NAV”) of the Fund.

A Participant wishing to receive cash must affirmatively elect to receive both income dividends and capital gain distributions, if any, in cash. A Participant holding Shares through an Intermediary may elect to receive cash by notifying the Intermediary (who should be directed to inform the Fund). A Shareholder is free to change this election at any time. However, a Shareholder must request to change its election no less than 95 days prior to a distribution for the change to be effective for such distribution. If the request is made within 95 days of a distribution, the change will not be effective for such distribution but will be effective as to subsequent distributions.

4.

Valuation. For purposes of the Plan, the Fund’s NAV shall be the NAV determined on the next valuation date following the ex-dividend date (the last date of a dividend period on which an investor can purchase Shares and still be entitled to receive the dividend).

5.

Recordkeeping. The Administrator will reflect each Participant’s Shares acquired pursuant to the Plan together with the Shares of other shareholders of the Fund acquired pursuant to the Plan in noncertificated form. Each Participant will be sent a confirmation by the Administrator of each acquisition made for his, her or its account as soon as practicable, but not later than 60 days after the date thereof. Distributions on fractional Shares will be credited to each Participant’s account to three decimal places. In the event of termination of a Participant’s account under the Plan, the Administrator will adjust for any such undivided fractional interest in cash at the NAV of Shares at the time of termination.

Any Share Distributions or split shares distributed by the Fund on Shares held by the Administrator for Participants will be credited to their accounts.

6.	Fees. The Administrator’s service fee for handling Distributions will be paid by the Fund.

7.	Termination of the Plan. The Plan may be terminated by the Fund at any time upon written notice to the Participants.

8.

Amendment of the Plan. These terms and conditions may be amended by the Fund at any time or times but, except when necessary or appropriate to comply with applicable law or the rules or policies of the Securities and Exchange Commission or any other regulatory authority, only by sending written notice to the Participants at least 30 days prior to the effective date thereof.

9.	Applicable Law. These terms and conditions shall be governed by the laws of the State of Delaware.